Exhibit 99.1

China New Borun Announces Third Quarter 2014 Unaudited Financial Results

Beijing, China, November 6, 2014 – China New Borun Corporation (NYSE: BORN; “Borun” or the “Company”), a leading producer and distributor of corn-based edible alcohol in China, today announced its unaudited financial results for the third quarter of 2014.

Mr. Jinmiao Wang, Chairman and Chief Executive Officer of Borun, commented on the results, “We’re pleased that this third quarter Borun reported revenue in line with our previously-stated guidance and more importantly earned positive net income for the seventeenth consecutive quarter since our IPO in June of 2010. Our ability to consistently earn positive net income was especially rewarding this quarter, as the industry experienced a severe inverse relationship between average selling price for edible alcohol, which declined 1.4% year-over-year, and spot corn prices, which increased 7.5% year-over-year during the period. We were able to temper our gross margin, as we continued to benefit from our advantageous sourcing strategy lower per ton of our corn cost compared to that of the spot price of corn.

We’re also very pleased that this third quarter we generated healthy operating cash flows of RMB394.8 million. Furthermore, despite China’s weakened macro-economics, we continued to make progress in ramping up our chlorinated polyethylene (“CPE”) and foam insulation businesses, as the new businesses grew 15% sequentially and contributed RMB26.8 million, or 5% of total revenue during the quarter. It is encouraging that we will have ample opportunities to further enhance the profitability of these new businesses, as our production of foam insulation, although expanded by over 50% sequentially in the third quarter, is still running at below one third of its designed capacity. Looking ahead, we will continue to ramp up production and offerings of our new CPE and foam insulation businesses, while at the same time, focus our efforts in further lowering cost for our core edible alcohol business. We feel confident that we can sustainably earn positive net income in the foreseeable future.”

Third Quarter 2014 Quick View

•	Total revenue increased 2.2% to RMB529.2 million ($86.0 million 1) from RMB518.0 million in the third quarter of 2013.

•	Gross profit decreased 6.5% to RMB45.5 million ($7.4 million) from RMB48.7 million in the third quarter of 2013.

•	Net income decreased 45.9% to RMB5.8 million ($0.9 million) from RMB10.8 million in the third quarter of 2013.

•	Basic and diluted earnings per American Depositary Share ("ADS") were RMB0.23 ($0.04) for the quarter ended September 30, 2014. Each ADS represents one of the Company's ordinary shares.

1 This press release contains translations of certain Renminbi amounts into US dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to US dollars for the period ended September 30, 2014 were made at a rate of RMB6.1525 to USD1.00, the rate published by the People’s Bank of China on September 30, 2014. China New Borun Corporation makes no representation that the Renminbi or US dollar amounts referred to in this press release could have been or could be converted into US dollars or Renminbi, at any particular rate or at all.

Third Quarter 2014 Financial Performance

For the third quarter of 2014, revenue increased by 2.2% year-over-year to RMB529.2 million ($86.0 million) from RMB518.0 million in the same period of 2013. The increase in revenue was mainly attributable to the incremental revenue contribution from the Company’s CPE and foam insulation businesses that were introduced in the fourth quarter of 2013.

Revenue breakdown by product lines is as follows:

•	Revenue from edible alcohol decreased by 2.9% to RMB343.4 million ($55.8 million) in the third quarter of 2014, compared to RMB353.8 million in the third quarter of 2013. The sales volume of edible alcohol in the third quarter of 2014 decreased by 1.5% year-over-year to 66,960 tons, while the average selling price of edible alcohol decreased by 1.4% year-over-year to RMB5,128 per ton.

•	Revenue from DDGS Feed decreased by 3.3% to RMB116.8 million ($19.0 million) in the third quarter of 2014, compared to RMB120.7 million in the third quarter of 2013. The sales volume of DDGS Feed in the third quarter of 2014 decreased by 2.7% year-over-year to 53,580 tons, while the average selling price decreased slightly by 0.6% year-over-year to RMB2,180 per ton.

•	Revenue from liquid carbon dioxide decreased by 17.4% to RMB8.0 million ($1.3 million) in the third quarter of 2014, compared to RMB9.6 million in the third quarter of 2013. The sales volume of liquid carbon dioxide in the third quarter of 2014 increased slightly by 0.6% year-over-year to 24,147 tons, however the average selling price decreased by 17.8% year-over-year to RMB330 per ton.

•	Revenue from crude corn oil increased by 1.5% to RMB34.2 million ($5.6 million) in the third quarter of 2014 compared to RMB33.7 million in the third quarter of 2013. The sales volume of crude corn oil in the third quarter of 2014 increased by 12.6% year-over-year to 5,017 tons, while the average selling price decreased by 9.9% year-over-year to RMB6,818 per ton.

•	Revenue from CPE was RMB24.2 million ($3.9 million) in the third quarter of 2014, and the sales volume was 2,781 tons at an average selling price of RMB8,718 per ton. Revenue from foam insulation was RMB2.6 million ($0.4 million) in the third quarter of 2014, and the sales volume was 2,382 cubic meters at an average selling price of RMB1,094 per cubic meter.

During the third quarter of 2014, gross profit decreased by 6.5% to RMB45.5 million ($7.4 million) from RMB48.7 million in the same period of 2013. Gross margin for the third quarter of 2014 decreased to 8.6%, from 9.4% in the same period of 2013, which was primarily attributable to a decrease in average selling price of edible alcohol, combined with the increase in cost of corn, as well as lower gross margin from the new CPE and foam insulation businesses during its production ramp up.

Operating income decreased by 9.3% to RMB33.7 million ($5.5 million) in the third quarter of 2014, from RMB37.2 million in the same period of 2013, primarily due to lower gross profit earned.

Selling expenses were RMB1.1 million ($0.2 million) in the third quarter of 2014, decreased by RMB0.1 million, or 10.6% from RMB1.2 million in the same period of 2013.

General and administrative expenses increased by RMB0.4 million, or 4.0% to RMB10.7 million ($1.7 million) in the third quarter of 2014, from RMB10.3 million in the same period of 2013, mainly due to the increasing management cost for the Company’s new CPE and foam insulation businesses.

Income tax expenses in the third quarter of 2014 were RMB1.9 million ($0.3 million), representing an effective tax rate of 25.0%.

Net income decreased by 45.9% to RMB5.8 million ($0.9 million) in the third quarter of 2014, compared to RMB10.8 million in the same quarter of 2013. In the third quarter of 2014, basic and diluted earnings per share and per ADS were RMB0.23 ($0.04), and the Company had 25.7 million weighted average basic and diluted shares outstanding.

As of September 30, 2014, cash and bank deposits of RMB586.9 million ($95.4 million) increased by RMB65.6 million, compared with RMB521.3 million as of December 31, 2013. Cash flows provided by operating activities for the third quarter of 2014 were RMB394.8 million ($64.2 million).

Financial Outlook

The Company estimates that its revenue for the fourth quarter of 2014 will be in the range of RMB654 million ($106.3 million) to RMB659 million ($107.1 million), a decrease of approximately 0.6% to an increase of 0.2% over the same quarter of 2013.

This guidance is based on the current market conditions and reflects the Company's current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

Borun’s management will hold a corresponding earnings conference call and live webcast at 8:00 a.m. EST on Friday, November 7, 2014 (9:00 p.m. Beijing time on Friday, November 7, 2014) to discuss the results and highlights from the third quarter and answer questions from investors. A webcast of the call will be available at http://ir.chinanewborun.com. Listeners may access the call by dialing:

United States Toll Free:	1-866-519-4004
US Toll/International:	1-845-675-0437
Hong Kong Toll Free:	800-906-601
Hong Kong Toll:	852-3018-6771
China Toll Free:	800-819-0121
China Toll Free (Mobile):	400-620-8038
Conference ID:	25155387

A replay of the webcast will be accessible through November 15, 2014 on http://ir.chinanewborun.com or by dialing:

United States toll free:	1-855-452-5696
International:	61-2-8199-0299
Passcode	25155387

About China New Borun Corporation

China New Borun Corporation (NYSE: BORN) is a leading producer and distributor of corn-based edible alcohol sold as an ingredient to producers of baijiu, a popular grain-based alcoholic beverage in China. The Company also produces DDGS Feed, liquid carbon dioxide and crude corn oil as by-products of edible alcohol production, and chlorinated polyethylene (CPE) and foam insulation that are widely used in chemical industries. China New Borun is based in Shouguang, Shandong Province. Additional information about the company can be found at http://www.chinanewborun.com and in documents filed with the U.S. Securities and Exchange Commission, which are available on the SEC's website at http://www.sec.gov.

Forward-looking Statements

All statements included in this press release, other than statements or characterizations of historical fact, are forward-looking statements. These forward-looking statements are based on our current expectations, estimates and projections about our industry, management's beliefs, and certain assumptions made by us, all of which are subject to change. Forward-looking statements can often be identified by words such as "anticipates," "expects," "intends," "plans," "predicts," "believes," "seeks," "estimates," "may," "will," "should," "would," "could," "potential," "continue," "ongoing," similar expressions, and variations or negatives of these words. These forward-looking statements are not guarantees of future results and are subject to risks, uncertainties and assumptions that could cause our actual results to differ materially and adversely from those expressed in any forward-looking statement.

Contact Information

Asia Bridge Capital Limited

Wendy Sun

Phone: +86-10-8556-9033 (China)

+1-888-870-0798 (U.S.)

Email: wendy.sun@asiabridgegroup.com

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED BALANCE SHEETS

	December 31, 2013	September 30, 2014
	RMB	RMB	US$
Assets
Cash	521,270,799	586,860,324	95,385,668
Restricted cash	42,040,667	42,000,000	6,826,493
Trade accounts receivable, net of allowance for doubtful accounts of nil and nil, respectively	358,463,468	421,363,480	68,486,547
Available-for-sale securities	16,783,869	—	—
Inventories	353,206,120	547,848,425	89,044,848
Advance to suppliers	276,245,034	—	—
Other receivables	58,510,165	91,653,541	14,896,959
Prepaid expenses	3,773,980	4,262,043	692,734
Deferred income tax assets	248,712	—	—
Total current assets	1,630,542,814	1,693,987,813	275,333,250
Property, plant and equipment, net	1,143,722,628	1,137,825,387	184,937,080
Land use right, net	138,944,251	136,833,504	22,240,309
Intangible assets, net	9,648,771	6,779,089	1,101,843
Other non-current assets	10,697,712	6,846,536	1,112,806
Total assets	2,933,556,176	2,982,272,329	484,725,288

Liabilities and shareholders’ equity
Trade accounts payable	29,272,232	14,251,446	2,316,367
Accrued expenses and other payables	106,574,084	166,905,027	27,128,001
Income taxes payable	9,119,258	2,847,906	462,886
Short-term borrowings	620,200,000	581,000,000	94,433,157
Current portion of long-term borrowings	24,000,000	24,000,000	3,900,853
Total current liabilities	789,165,574	789,004,379	128,241,265
Long-term borrowings	48,000,000	30,000,000	4,876,067
Bonds Payable	500,000,000	500,000,000	81,267,777
Total liabilities	1,337,165,574	1,319,004,379	214,385,109

Shareholders’ equity
Ordinary share – (December 31, 2013 and September 30, 2014: par value of RMB0.0068259, 25,725,000 shares issued and outstanding)	175,596	175,596	25,725
Additional paid-in capital	468,132,187	468,132,187	76,088,125
Retained earnings – appropriated	126,356,029	126,356,029	20,537,347
Retained earnings – unappropriated	1,002,921,340	1,069,059,159	173,760,123
Accumulated other comprehensive loss	(1,194,550)	(455,021)	(71,141)
Total shareholders’ equity	1,596,390,602	1,663,267,950	270,340,179
Total liabilities and shareholders’ equity	2,933,556,176	2,982,272,329	484,725,288

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the three-month period ended,
	September 30, 2013	June 30, 2014	September 30, 2014
	(RMB)	(RMB)	(RMB)	(US$)

Revenues	518,001,425	668,887,775	529,187,562	86,011,794
Cost of goods sold	469,332,820	601,348,437	483,683,441	78,615,756
Gross profit	48,668,605	67,539,338	45,504,121	7,396,038
Operating expenses:
Selling	1,213,777	1,534,527	1,085,428	176,421
General and administrative	10,298,164	10,703,722	10,705,813	1,740,075
Total operating expenses	11,511,941	12,238,249	11,791,241	1,916,496
Operating income	37,156,664	55,301,089	33,712,880	5,479,542
Other (income) expenses:
Interest income	(1,296,587)	(637,612)	(469,678)	(76,339)
Interest expense	24,076,289	26,695,034	25,407,558	4,129,632
Others, net	(23,410)	1,273,848	983,190	159,803
Total other expense, net	22,756,292	27,331,270	25,912,070	4,213,095
Income before income taxes	14,400,372	27,969,819	7,791,810	1,266,446
Income tax expense	3,600,094	6,992,455	1,947,952	316,611
Net income	10,800,278	20,977,364	5,843,858	949,835

Earnings per share:
Basic and diluted	0.42	0.82	0.23	0.04
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000	25,725,000

CHINA NEW BORUN CORPORATION

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME

	For the nine-month period ended,
	September 30, 2013	September 30, 2014
	(RMB)	(RMB)	(US$)

Revenues	1,597,187,463	1,823,806,418	296,433,388
Cost of goods sold	1,430,022,882	1,620,279,819	263,353,079
Gross profit	167,164,581	203,526,599	33,080,309
Operating expenses:
Selling	3,772,527	3,834,906	623,309
General and administrative	30,019,934	31,900,401	5,184,949
Total operating expenses	33,792,461	35,735,307	5,808,258
Operating income	133,372,120	167,791,292	27,272,051
Other (income) expenses:
Interest income	(2,912,684)	(1,632,625)	(265,360)
Interest expense	70,374,422	78,127,550	12,698,505
Others, net	(154,564)	3,112,608	505,909
Total other expense, net	67,307,174	79,607,533	12,939,054
Income before income taxes	66,064,946	88,183,759	14,332,997
Income tax expense	16,993,680	22,045,940	3,583,249
Net income	49,071,266	66,137,819	10,749,748

Earnings per share:
Basic and diluted	1.91	2.57	0.42
Weighted average ordinary shares outstanding:
Basic and diluted	25,725,000	25,725,000	25,725,000